INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of Canadian dollars)	2006	2005
Assets		(restated -
Current		see note 2)
Cash and cash equivalents	195	130
Accounts receivable	975	1,249
Inventories	249	170
Prepaid expenses	18	20
Assets of discontinued operations (note 2)	43	62
	1,480	1,631

Accrued employee pension benefit asset	53	57
Other assets	81	74
Goodwill (note 3)	1,479	1,469
Property, plant and equipment	15,960	14,415
Assets of discontinued operations (note 2)	489	693
	18,062	16,708
Total assets	19,542	18,339

Liabilities
Current
Bank indebtedness	61	-
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,031	2,352
Income and other taxes payable	492	649
Current portion of long-term debt (note 8)	293	-
Liabilities of discontinued operations (note 2)	14	32
	2,891	3,033

Deferred credits	67	74
Asset retirement obligations (note 4)	1,337	1,275
Other long-term obligations (notes 6 and 7)	124	216
Long-term debt (note 8)	3,708	4,263
Future income taxes	4,234	3,493
Liabilities of discontinued operations (note 2)	163	190
	9,633	9,511

Non-controlling interest	-	66
Contingencies and commitments (notes 9 and 12)
Shareholders' equity
Common shares (note 5)	2,595	2,609
Contributed surplus	69	69
Cumulative foreign currency translation	(148)	(265)
Retained earnings	4,502	3,316
	7,018	5,729
Total liabilities and shareholders' equity	19,542	18,339

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
(millions of Canadian dollars	September 30		September 30
except per share amounts)	2006	2005	2006	2005
(restated -				(restated -
Revenue		see note 2)		see note 2)
Gross sales	2,287	2,528	7,430	6,450
Hedging (gain) loss	(18)	24	(43)	57
Gross sales, net of hedging	2,305	2,504	7,473	6,393
Less royalties	376	426	1,287	1,084
Net sales	1,929	2,078	6,186	5,309
Other	27	41	120	115
Total revenue	1,956	2,119	6,306	5,424

Expenses
Operating	404	345	1,257	991
Transportation	54	50	163	144
General and administrative	48	41	163	143
Depreciation, depletion and amortization	496	440	1,534	1,291
Dry hole	37	67	120	164
Exploration	90	79	207	179
Interest on long-term debt	37	38	124	121
Stock-based compensation (note 6)	(47)	235	(47)	512
Other	(3)	2	69	7
Total expenses	1,116	1,297	3,590	3,552
Income from continuing operations before taxes	840	822	2,716	1,872
Taxes
Current income tax	209	342	727	732
Future income tax	114	28	564	47
Petroleum revenue tax	85	48	238	122
	408	418	1,529	901
Net income from continuing operations	432	404	1,187	971
Net income from discontinued operations (note 2)	92	26	220	57
Net income	524	430	1,407	1,028

Per common share (Canadian dollars)
Net income from continuing operations	0.39	0.37	1.08	0.88
Diluted net income from continuing operations	0.38	0.36	1.05	0.86
Net income from discontinued operations	0.09	0.02	0.20	0.05
Diluted net income from discontinued operations	0.09	0.02	0.20	0.05
Net income	0.48	0.39	1.28	0.93
Diluted net income	0.47	0.38	1.25	0.91
Average number of common shares outstanding (millions)	1,095	1,102	1,097	1,106
Diluted number of common shares outstanding (millions)	1,122	1,133	1,127	1,131

See accompanying notes.

Talisman Energy Inc. Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings, beginning of period	4,070	2,464	3,316	2,170
Net income	524	430	1,407	1,028
Common share dividends	-	-	(82)	(62)
Purchase of common shares (note 5)	(92)	-	(139)	(242)
Retained earnings, end of period	4,502	2,894	4,502	2,894

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	432	404	1,187	971
Items not involving cash (note 11)	570	720	2,046	1,932
Exploration	90	79	207	179
	1,092	1,203	3,440	3,082
Changes in non-cash working capital	(144)	(32)	(236)	(32)
Cash provided by continued operations	948	1,171	3,204	3,050
Cash provided by discontinued operations	44	49	182	122
Cash provided by operating activities	992	1,220	3,386	3,172
Investing
Corporate acquisitions	-	-	(66)	-
Capital expenditures
Exploration, development and corporate	(1,053)	(792)	(3,273)	(2,201)
Acquisitions	(5)	(236)	(6)	(537)
Proceeds of resource property dispositions	-	(5)	2	11
Changes in non-cash working capital	27	54	56	2
Discontinued operations	129	(3)	351	(17)
Cash used in investing activities	(902)	(982)	(2,936)	(2,742)
Financing
Long-term debt repaid	(102)	-	(3,550)	(1,009)
Long-term debt issued	137	-	3,387	1,281
Common shares issued (purchased) issued (note 5)	(104)	1	(157)	(297)
Common share dividends	-	-	(82)	(62)
Deferred credits and other	(20)	(5)	(54)	3
Changes in non-cash working capital	-	-	-	(3)
Cash used in financing activities	(89)	(4)	(456)	(87)
Effect of translation on foreign currency cash and cash equivalents	1	(8)	10	(6)
Net increase in cash and cash equivalents	2	226	4	337
Cash and cash equivalents net of bank indebtedness, beginning of period	132	149	130	38
Cash and cash equivalents net of bank indebtedness, end of period	134	375	134	375

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005, except for the following:

During the first quarter of 2006, the Company made changes to its reporting segments. The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005. Reclassifications have been made for all corresponding reported periods.

During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the “Other” reporting segment. Reclassifications have been made for all corresponding reported periods.

All references to common share data have been retroactively restated to reflect the impact of the Company’s three-for-one share split in May 2006. See note 5.

2. Discontinued Operations

United Kingdom
During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in the United Kingdom for proceeds of US$414 million. Operating results from these assets are included in net income from discontinued operations. These agreements closed on November 1, 2006. Assets covered by these agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets will be recorded in net income from discontinued operations, in the fourth quarter of 2006.

North America
During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results from these assets are included in net income from discontinued operations. All but three of these agreements closed as of June 30, 2006, with the resulting gain on disposal of assets of $78 million, net of tax, included in net income from discontinued operations. The three remaining agreements closed in July of 2006 for proceeds of $134 million and a resulting gain on disposition of assets of $69 million, net of tax, which has been recorded in net income from discontinued operations in the third quarter of 2006. Assets covered by all agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets.

During the third quarter, the Company announced its intention to sell all of its oilsands assets comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude Canada interest are included in net income from discontinued operations and the related assets are reported as assets of discontinued operations. The gain on disposition of Syncrude will be recorded in net income from discontinued operations, when the transactions are completed. Undeveloped lease costs and future gains on disposition will be reported as part of continuing operations as incurred.

Subsequent to September 30, 2006 the Company announced plans to sell additional oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at September 30, 2006 but are expected to be reclassified in the fourth quarter of 2006.

Comparative periods for both North America and United Kingdom segments have been restated.

The results for discontinued operations are as follows:
	For the three months ended September 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	26	51	44	19	70	70
Expenses
Operating, marketing and general	9	12	10	5	19	17
Interest	1	-	4	-	5	-
Depreciation, depletion and amortization	3	9	-	3	3	12
Income from discontinued operations before income taxes	13	30	30	11	43	41
Taxes	4	10	16	5	20	15
Gain on disposition, net of tax of $29	69	-	-	-	69	-
Net income from discontinued operations	78	20	14	6	92	26

	For the nine months ended September 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	110	133	166	56	276	189
Expenses
Operating, marketing and general	40	40	27	14	67	54
Interest	7	-	11	-	18	-
Depreciation, depletion and amortization	20	29	37	12	57	41
Income from discontinued operations before income taxes	43	64	91	30	134	94
Taxes	13	22	48	15	61	37
Gain on disposition, net of tax of $61	147	-	-	-	147	-
Net income from discontinued operations	177	42	43	15	220	57

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at September 30, 2006			As at December 31, 2005
	North	United		North	United
	America	Kingdom	Total	America	Kingdom	Total
Assets
Current assets	11	32	43	21	41	62
Property, plant and equipment, net	148	313	461	324	334	658
Goodwill	5	23	28	13	22	35
Total assets	164	368	532	358	397	755

Liabilities
Current liabilities	3	11	14	6	26	32
Asset retirement obligation	1	28	29	17	28	45
Future income taxes	-	126	126	-	138	138
Other long-term liabilities	1	7	8	1	6	7
Total liabilities	5	172	177	24	198	222

Net assets of discontinued operations	159	196	355	334	199	533

3. Goodwill
Changes in carrying amount of the Company’s goodwill are as follows:

	Nine months ended September 30, 2006	12 months ended December 31, 2005 (restated, see note 2)
Opening balance[1]	1,469	453
Acquired during the period	-	1,076
Foreign currency translation effect	10	(60)
Closing balance	1,479	1,469
1 $28 million (December 31, 2005 - $35 million) has been reclassified to assets of discontinued operations.

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%.

4. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	Nine months ended September 30, 2006	12 months ended December 31, 2005 (restated, see note 2)
ARO liability, beginning of period[1,2]	1,303	1,260
Liabilities incurred during period	-	275
Liabilities settled during period	(36)	(32)
Accretion expense	56	74
Revisions in estimated future cash flows	13	(118)
Foreign currency translation	29	(156)
ARO liability, end of period[1]	1,365	1,303
1 Included in September 30, 2006 and December 31, 2005 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,337 and $1,275 respectively.
2 $29 million (December 31, 2005 - $45 million) has been reclassified to long-term liabilities of discontinued operations.

5. Share Capital

In May 2006 the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted-average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company’s three-for-one share split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,098,783,945	2,609	1,125,555,870	2,666
Issued on exercise of options	332,835	6	495,375	8
Purchased during the period	(8,749,600)	(20)	(27,267,300)	(65)
Balance, end of period	1,090,367,180	2,595	1,098,783,945	2,609

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 54,940,200 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed (on a post share split basis). During the first nine months of 2006 the Company repurchased 8,749,600 common shares for $160 million (2005 - 24,049,200 common shares for $299 million). All 8,749,600 common share repurchases in 2006 have been made under the normal course issuer bid renewed in March 2006.

Subsequent to September 30, 2006, 100,625 stock options were exercised for shares and 5,595,700 shares were repurchased for $100 million, resulting in 1,084,872,105 common shares outstanding as at October 31, 2006.

6. Stock Option Plans

Continuity of stock options	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	options	exercise price	options	exercise price
		($/share)		($/share)
Outstanding, beginning of period	64,485,717	8.71	62,365,125	6.53
Granted during the period	10,272,785	19.70	17,763,390	14.05
Exercised for common shares	(332,835)	6.53	(495,375)	5.52
Exercised for cash payment	(8,250,866)	6.10	(14,496,327)	5.89
Forfeited	(1,054,115)	14.88	(651,096)	10.29
Outstanding, end of period	65,120,686	10.69	64,485,717	8.71
Exercisable, end of period	28,254,691	6.37	17,621,862	5.79

Subsequent to September 30, 2006, 218,505 stock options were exercised for cash, 100,625 stock options were exercised for shares, 201,180 stock options were granted and 41,120 were cancelled, with 64,961,616 stock options outstanding at October 31, 2006.

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash Unit Plans
In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	Nine months ended September 30, 2006		12 months ended December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($/unit)	of units	exercise price ($/unit)
Outstanding, beginning of period	7,351,065	9.89	4,579,920	7.11
Granted during the period	2,066,415	19.69	2,991,930	14.07
Exercised	(876,577)	6.61	(29,700)	6.60
Forfeited	(84,975)	16.47	(191,085)	9.21
Outstanding, end of period	8,455,928	12.56	7,351,065	9.89
Exercisable, end of period	2,482,268	6.80	-	-

Subsequent to September 30, 2006, 46,950 cash units were exercised, 36,050 cash units were granted and 6,525 were cancelled, with 8,438,503 cash units outstanding at October 31, 2006.

Stock-based Compensation
For the three months ended September 30, 2006 the Company recorded stock-based compensation recovery of $47 million (2005 - $235 million expense) relating to its stock option and cash unit plans. This $47 million balance is the aggregate of the $32 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(79) million resulting from the 6% decrease in the Company’s share price. For the three months ended September 30, 2005 the non-cash expense of $179 million was primarily the result of the 24% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock-based compensation by $3 million (2005 - $nil).

For the nine months ended September 30, 2006 the Company recorded stock-based compensation recovery of $47 million (2005 - $512 million expense) relating to its stock option and cash unit plans. This $47 balance is the aggregate of the $140 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(187) million resulting from the 11% decrease in the Company’s share price. For the nine months ended September 30, 2005 the non-cash expense of $389 million was primarily the result of the 76% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock based compensation by $5 million (2005 - $nil).

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Average exercise price ($/share)	20.05	19.08	21.48	15.87
Average grant price ($/share)	6.05	6.05	6.15	5.93
Average gain per exercise ($/share)	14.00	13.03	15.33	9.94
Number of options and cash units exercised	2,299,165	4,349,574	9,127,443	12,443,490
Cash expense ($millions)	32	56	140	123

Of the combined mark-to-market liability for stock option and cash unit plans of $517 million as at September 30, 2006 (December 31, 2005 - $713 million), $490 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	September 30, 2006	December 31, 2005 (restated, see note 2)
Pensions and other post retirement benefits[1]	45	39
Mark-to-market liability for stock-based compensation	27	83
Fair value of commodity price derivatives acquired[2]	7	47
Discounted obligations on capital leases[3]	36	40
Other	9	7
Closing balance, end of period	124	216
1 $1 million (December 31, 2005 - $1 million) has been reclassified to other long-term liabilities of discontinued operations.
2 The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $47 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.
3 Of the total discounted liability of $41 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	September 30, 2006	December 31, 2005
Bank Credit Facilities[1]	486	43
Acquisition Credit Facility (US$ denominated) [2]	293	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,919 million, 2005 - US$1,125 million)[3]	2,141	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	522	501
	4,001	4,263
Less current portion	293	-
	3,708	4,263
1 During the third quarter the Company increased its total available borrowings under these unsecured credit facilities to $1,932 million (December 31, 2005 - $1,345).
2 At September 30, 2006 the Acquisition Credit Facility had a balance of US$263 million (C$293 million) and has been reclassified to current portion of long-term debt; at December 31, 2005 the Facility had balances of £183 million and US$1,272 million. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full.
3 The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the first quarter the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding Acquisition Credit Facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 9.

During the first quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

During the second quarter, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million. The Company also repaid $10 million of its US$ denominated notes.

During the third quarter the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks to an aggregate of $1,932 million (December 31, 2005 - $1,345 million). Subsequent to September 30, 2006, the Company negotiated an additional $78 million increase in these facilities.

Under the Acquisition Credit Facility agreement, all proceeds received above an aggregate of $100 million on property dispositions must be used towards repayment of the facility. Consequently, the balance outstanding under the Acquisition Credit Facility as at September 30, 2006, has been reported as a current liability. Subsequent to the end of the current quarter, borrowings under this facility were repaid in full. This repayment was financed through draws under the Company’s revolving credit facilities.

9. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at September 30, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	$/bbl
Dated Brent oil index	cashflow	2006 Oct-Dec	6,522	32.32
Dated Brent oil index	cashflow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	cashflow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	cashflow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	cashflow	2008 Jul-Dec	815	60.00

Two-way collars	Hedge type	Term	bbls/d	Floor $/bbl	Ceiling $/bbl
Two-way collars (WTI)	cashflow	2007 Jan-Dec	20,000	70.00	90.84

Natural gas derivatives
Two-way collars	Hedge type	Term	mcf/d	Floor $/mcf	Ceiling $/mcf
Two-way collars (AECO index)	cashflow	2006 Oct	64,220	10.47	13.05
Two-way collars (AECO index)	cashflow	2006/07 Nov-Mar	59,633	11.41	14.24
Two-way collars (AECO index)	cashflow	2007 Jan-Dec	59,633	8.18	12.21
Two-way collars (AECO index)	cashflow	2007 Apr-Oct	41,284	8.81	11.53

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.78	3.89	3.17	3.26	3.35	3.46

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss has been deferred and will be recognized over the period ending December 31, 2007.

During the third quarter of 2006, the Company entered into derivative contracts in the form of two-way collars hedging production of 20,000 bbls/day of crude oil and 59,633 mcf/day of natural gas for the 2007 calendar year. These contracts have been designated as hedges of the Company’s anticipated future commodity sales.

Subsequent to September 30, 2006, the Company settled its two-way AECO collars covering the period November 1, 2006 to March 31, 2007 and a notional volume of 59,633 mcf/d for a gain of $32 million. These contracts were designated as a hedge of anticipated future gas sales and consequently the gain will be recognized over the period ending March 31, 2007.

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million notes issued during the first quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Current service cost	3	3	8	8
Interest cost	2	2	7	7
Expected return on assets	(3)	(3)	(9)	(9)
Expected net actuarial loss	2	1	3	3
Amortization of net transitional asset	-	-	-	(1)
Defined contribution expense	2	2	7	6
	6	5	16	14

For the nine months ended September 30, 2006, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Net income from continuing operations	432	404	1,187	971
Items not involving cash
Depreciation, depletion and amortization	496	440	1,534	1,291
Property impairments	-	(1)	-	25
Dry hole	37	67	120	164
Net gain on asset disposals	(5)	1	(1)	(2)
Stock-based (recovery) compensation (note 6)	(79)	179	(187)	389
Future taxes and deferred petroleum revenue tax	113	28	554	54
Other	8	6	26	11
	570	720	2,046	1,932
Exploration	90	79	207	179
	1,092	1,203	3,440	3,082
Changes in non-cash working capital	(144)	(32)	(236)	(32)
Cash provided by continuing operations	948	1,171	3,204	3,050
Cash provided by discontinued operations	44	49	182	122
Cash provided by operating activities	992	1,220	3,386	3,172

The cash interest and taxes paid were as follows:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Interest paid	30	19	104	87
Income taxes paid	372	214	921	544

12. Contingencies and commitments

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The Plaintiffs have indicated that they intend to appeal the Court's decision granting Talisman's Motion for Summary Judgment and other prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

13. Segmented Information

	North America (1)				United Kingdom (2)				Scandinavia (3)
	Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30
(millions of Canadian dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue
Gross sales	806	1,031	2,510	2,655	629	694	2,181	1,873	205	180	690	403
Hedging	(25)	24	(61)	57	7	-	18	-	-	-	-	-
Royalties	141	209	483	533	13	13	43	37	1	-	3	-
Net sales	690	798	2,088	2,065	609	681	2,120	1,836	204	180	687	403
Other	16	20	54	62	9	22	58	53	2	-	8	-
Total revenue	706	818	2,142	2,127	618	703	2,178	1,889	206	180	695	403
Segmented expenses
Operating	127	111	371	306	165	161	544	481	61	42	202	119
Transportation	18	19	56	52	14	13	47	42	8	4	20	10
DD&A	262	231	755	674	110	108	375	351	55	39	187	102
Dry hole	22	36	51	75	9	5	15	38	3	-	10	-
Exploration	55	45	122	102	5	8	15	20	9	6	18	14
Other	(3)	(3)	(5)	(15)	3	3	23	40	-	1	1	1
Total segmented expenses	481	439	1,350	1,194	306	298	1,019	972	136	92	438	246
Segmented income before taxes	225	379	792	933	312	405	1,159	917	70	88	257	157
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Total non-segmented expenses
Income from continuing
operations before taxes
Capital expenditures
Exploration	236	169	873	477	40	33	108	98	12	9	77	17
Development	229	204	796	599	272	187	767	516	83	33	137	101
Midstream	16	14	118	30	-	-	-	-	-	-	-	-
Exploration and development	481	387	1,787	1,106	312	220	875	614	95	42	214	118
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (6)
Property, plant and equipment			7,602	6,730			5,031	4,331			1,398	1,407
Goodwill			278	278			438	421			642	643
Other			566	648			327	403			193	169
Discontinued operations			164	358			368	397			-	-
Segmented assets			8,610	8,014			6,164	5,552			2,233	2,219
Non-segmented assets
Total assets (7)

(1) North America					(3) Scandinavia
Canada	646	735	1,956	1,892	Norway				186	180	631	403
US	60	83	186	235	Denmark				20	-	64	-
Total revenue	706	818	2,142	2,127	Total revenue				206	180	695	403
Canada			7,177	6,227	Norway						1,175	1,149
US			425	503	Denmark						223	258
Property, plant and equipment (7)			7,602	6,730	Property, plant and equipment (7)						1,398	1,407

(2) United Kingdom
United Kingdom	607	693	2,127	1,851
Netherlands	11	10	51	38
Total revenue	618	703	2,178	1,889
United Kingdom			4,982	4,286
Netherlands			49	45
Property, plant and equipment (7)			5,031	4,331

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at September 30, prior year represents balances as at December 31.
(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

Southeast Asia and Australia (4)				Other (5)				Total
Three months		Nine months		Three months		Nine months		Three months		Nine months
ended		ended		ended		ended		ended		ended
September 30		September 30		September 30		September 30		September 30		September 30
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

536	448	1,654	1,068	111	175	395	451	2,287	2,528	7,430	6,450
-	-	-	-	-	-	-	-	(18)	24	(43)	57
191	154	646	379	30	50	112	135	376	426	1,287	1,084
345	294	1,008	689	81	125	283	316	1,929	2,078	6,186	5,309
-	(1)	-	-	-	-	-	-	27	41	120	115
345	293	1,008	689	81	125	283	316	1,956	2,119	6,306	5,424

45	22	119	58	6	9	21	27	404	345	1,257	991
13	12	35	33	1	2	5	7	54	50	163	144
55	39	167	99	14	23	50	65	496	440	1,534	1,291
-	1	-	7	3	25	44	44	37	67	120	164
7	14	15	20	14	6	37	23	90	79	207	179
8	1	10	-	-	-	10	-	8	2	39	26
128	89	346	217	38	65	167	166	1,089	983	3,320	2,795
217	204	662	472	43	60	116	150	867	1,136	2,986	2,629

								48	41	163	143
								37	38	124	121
								(47)	235	(47)	512
								(11)	-	30	(19)
								27	314	270	757

								840	822	2,716	1,872

9	18	30	42	39	44	93	92	336	273	1,181	726
95	60	194	186	13	10	55	25	692	494	1,949	1,427
-	-	-	-	-	-	-	-	16	14	118	30
104	78	224	228	52	54	148	117	1,044	781	3,248	2,183
								6	238	12	533
								-	-	-	-
								(1)	5	(8)	(15)
								9	11	25	19
								1,058	1,035	3,277	2,720
		1,452	1,465			477	482			15,960	14,415
		117	123			4	4			1,479	1,469
		358	348			74	75			1,518	1,643
		-	-			-	-			532	755
		1,927	1,936			555	561			19,489	18,282
										53	57
										19,542	18,339

(4) Southeast Asia and Australia
Indonesia				153	293	431	470
Malaysia				116	-	419	206
Vietnam				6	-	25	13
Australia				70	-	133	-
Total revenue				345	293	1,008	689
Indonesia						390	371
Malaysia						818	818
Vietnam						24	23
Australia						220	253
Property, plant and equipment (7)						1,452	1,465

(5) Other
Trinidad & Tobago				57	125	159	211
Algeria				18	-	113	105
Tunisia				6	-	11	-
Total revenue				81	125	283	316
Trinidad & Tobago						268	275
Algeria						173	162
Tunisia						13	15
Other						23	30
Property, plant and equipment (7)						477	482